UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
TRANSATLANTIC HOLDINGS, INC.

(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.

(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share

(Title of Class of Securities)
893521104

(CUSIP Number of Class of Securities)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission on July 28, 2011 and amended on August 8, 2011, August 12, 2011, August 19, 2011, September 2, 2011 and September 12, 2011 relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Prospectus/Offer to Exchange, dated August 19, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4, dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
The Transatlantic-Allied World Merger.
     Item 3 is hereby amended and supplemented by adding the following disclosure:
     “Transatlantic entered into a Termination Agreement, dated as of September 15, 2011, (the “Termination Agreement”) with Allied World and Merger Sub, pursuant to which the parties mutually terminated the Transatlantic-Allied World Merger Agreement. Pursuant to the Termination Agreement, Transatlantic has agreed to pay Allied World a termination fee in the amount of $35 million (and expense reimbursement in the amount of $13,256,000), within two business days. Transatlantic has also agreed to pay Allied World, within two business days of a Triggering Event (as defined below), an additional fee in the amount of $66,744,000 in the event that, prior to September 15, 2012, Transatlantic enters into any definitive agreement in respect of any Competing Transaction or recommends or submits a Competing Transaction to its stockholders for adoption, or a transaction in respect of a Competing Transaction is consummated (each, a “Triggering Event”). “Competing Transaction” has the meaning set forth in the Transatlantic-Allied World Merger Agreement, except that references to 10% in such definition are deemed to be a reference to 50%.
     The foregoing description of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, a copy of which is attached hereto as Exhibit (e)(13) and is incorporated herein by reference.”

Item 4.	The Solicitation or Recommendation.
Background of the Offer.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
     “On September 15, 2011, Transatlantic, Allied World and Merger Sub entered into the Termination Agreement. In connection with the execution of the Termination Agreement, the Board approved a strategic plan for Transatlantic (the “Strategic Plan”), which provides, among other things, for the repurchase of up to $600 million of Transatlantic Common Shares ($300 million of Transatlantic Common Shares through December 31, 2011 and the remaining $300 million of Transatlantic Common Shares during 2012) (the “Share Repurchases”), which Share Repurchases are to be conducted through open market or negotiated purchases. The Board also authorized Transatlantic’s senior management to engage in preliminary discussions regarding potential strategic transactions with Validus and any other third parties that may communicate a good faith interest in engaging in such discussions with Transatlantic, subject in each case to the execution of an appropriate confidentiality agreement.

     On September 16, 2011, Transatlantic issued a press release and disseminated a letter to stockholders and employees relating to, among other things, the Termination Agreement and the Strategic Plan (including the Share Repurchases). The press release and stockholder letter also announced that although Transatlantic and Berkshire have engaged in discussions, Berkshire has been interested in conducting only very limited due diligence, focused solely on Transatlantic’s Zurich subsidiary. Berkshire has conveyed to Transatlantic that it is unwilling to increase the terms of its proposal and is only interested in an acquisition at or below $52 per share. The Transatlantic Board has concluded that selling Transatlantic for cash at such a substantial discount to book value would not deliver fair value to stockholders. Transatlantic and Berkshire remain under the Berkshire Confidentiality Agreement, and, while further talks may occur, no further talks are currently scheduled.”
Reasons for Recommendation.
     Item 4 is hereby supplemented by incorporating by reference the letter to stockholders disseminated by Transatlantic on September 16, 2011 attached as Exhibit (a)(28) hereto.

Item 7.	Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and restated in its entirety as follows:
     “For a description of the Termination Agreement with Allied World, reference is made to “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The Transatlantic-Allied World Merger,” which description is incorporated herein by reference.
     For a description of the discussions held with Validus with respect to Validus entering into a confidentiality agreement with a standstill provision, reference is made to “Item 4. The Solicitation or Recommendation—Background of the Offer,” which description is incorporated herein by reference.
     For a description of the discussions held with Berkshire with respect to the Berkshire Proposal, reference is made to “Item 4. The Solicitation or Recommendation—Background of the Offer,” which description is incorporated herein by reference.
     As noted above, the Board has approved the Strategic Plan, which provides, among other things, for the repurchase of up to $600 million of Transatlantic Common Shares ($300 million of Transatlantic Common Shares through December 31, 2011 and the remaining $300 million of Transatlantic Common Shares during 2012), which Share Repurchases are to be conducted through open market or negotiated purchases.
     The Board has authorized Transatlantic’s senior management to engage in preliminary discussions regarding potential strategic transactions with Validus and any other third parties that may communicate a good faith interest in engaging in such discussions with Transatlantic, subject in each case to the execution of an appropriate confidentiality agreement. The Board has also determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any such negotiations might jeopardize continuation of any such negotiations. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.
     Transatlantic routinely maintains contact with other participants in its industry regarding a wide range of business transactions. Transatlantic has not ceased, and does not intend to cease, such activity as a result of the Exchange Offer. Transatlantic’s policy has been, and continues to be, not to disclose the existence of any such discussions with third parties (except as may be required by law), as such disclosure could jeopardize any future negotiations.
     Except as set forth in this Item 7, Transatlantic is not engaged in any negotiations in response to the Exchange Offer that relate to: (i) a tender offer or other acquisition of Transatlantic’s securities by Transatlantic, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Transatlantic or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Transatlantic or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of
Transatlantic.”
Item 8. Additional Information.
Litigation Related to the Exchange Offer.
     Item 8 is hereby amended and supplemented by adding the following disclosure:
     “At a conference on August 22, 2011 before Chancellor Strine of the Court of Chancery for the State of Delaware, the Chancellor declined to set a hearing date on Validus’s Motion for Preliminary Injunction. The Chancellor also indicated at the conference that he was unlikely to conclude that Validus’s claim that the Board breached a fiduciary duty by requiring that Validus enter into a confidentiality agreement with a standstill provision before entering into merger discussions was colorable. On August 24, 2011, Validus withdrew its Motion for Expedited Proceedings.”
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(27)	Press Release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated September 16, 2011 (incorporated herein by reference).

(a)(28)	Letter to stockholders disseminated by Transatlantic Holdings, Inc., filed as Exhibit 99.2 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated September 16, 2011 (incorporated herein by reference).

(a)(29)	Letter to employees disseminated by Transatlantic Holdings, Inc., filed as Exhibit 99.3 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated September 16, 2011 (incorporated herein by reference).

(e)(13)	Termination Agreement among Transatlantic Holdings, Inc., Allied World Assurance Company Holdings, AG and GO Sub, LLC, dated September 15, 2011, filed as Exhibit 10.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated September 16, 2011 (incorporated herein by reference).
Cautionary Note Regarding Forward-Looking Statements
     This Statement contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by risks that the terminated merger agreement with Allied World disrupts current plans and operations; risks that the unsolicited Validus exchange offer, consent solicitation and/or National Indemnity proposal disrupts current plans and operations; the ability to retain key personnel; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
Additional Information About the Validus Exchange Offer
     This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus Exchange Offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
     Additional Information about the Validus Consent Solicitation
     On September 14, 2011, Validus filed a preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic board of directors. Transatlantic will file with the SEC a consent revocation statement (the “Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Revocation Statement and other documents, when they become available, as they will contain important information. All documents, including the Revocation Statement, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
     Transatlantic, its directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders. Additional information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, will be contained in the Revocation Statement.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

     Date: September 16, 2011